

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2011

Stuart A. Rothstein
Chief Financial Officer
Apollo Residential Mortgage, Inc.
c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, New York 10019

Re: Apollo Residential Mortgage, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed May 10, 2011
File No. 333-172980

Dear Mr. Rothstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our Target Assets, page 8</u>

1. We note your response to comment 5 of our letter dated May 5, 2011. Please revise your summary to include the anticipated allocation of your fully-diversified portfolio.

<u>Management Agreement, page 12</u>

2. Please clarify why you disclose a range for your management fee or revise to provide an estimate of your management fee.

<u>About Apollo, page 76</u>

3. We note your response to comment 8 of our letter dated May 5, 2011 and the revised disclosure. Please balance your disclosure to provide the total return to investors assuming that you are not able to sell the illiquid assets. In addition, please provide summarized operating results for the periods for which you provide returns.

Notes to Balance Sheet

Note 3 – Significant Accounting Policies

Underwriting Commissions and Offering Costs, page F-4

4.   We note your response to prior comment 11 and reissue the comment in part. Please provide such disclosure within the significant accounting policies discussion of the notes to balance sheet or tell us why such disclosure is not warranted. Also, based on your disclosure on page 68, it is unclear if you believe that the contingent liability will be probable and estimable at the time of the offering. If so, please tell us how you made this determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Jessica Barberich, Accounting Reviewer, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating

Stuart A. Rothstein
Apollo Residential Mortgage, Inc.
May 26, 2011
Page 3

to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Jay L. Bernstein
Clifford Chance US LLP